EXHIBIT 99.1

Biodexa Strengthens Management Team - Appointment of Dr Gary A. Shangold as Chief Medical Officer

January 22, 2025

Biodexa Strengthens Management Team

Appointment of Dr Gary A. Shangold as Chief Medical Officer

Biodexa Pharmaceuticals PLC (“Biodexa” or “the Company”), (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs announced today the appointment of Dr Gary A. Shangold as Chief Medical Officer with immediate effect.

Commenting, Stephen Stamp, CEO and CFO of Biodexa said: “I am delighted to welcome Gary to the team. As Biodexa moves towards the later clinical stages including an upcoming global Phase 3 registrational study in FAP, it is essential we access specialists with Gary’s knowledge and experience. I have worked with Gary before at Xanodyne where he was instrumental in securing two NDAs”.

Dr Shangold has extensive experience across all phases of drug development in multiple therapeutic areas. Most recently, he was Chief Medical Officer of Enteris BioPharma, a wholly owned subsidiary of SWK Holdings Corporation (NASDAQ: SWKH). Prior to that he was Chief Medical Officer and Executive Vice President, Research & Development for Xanodyne Pharmaceuticals, Inc. and, before that, President & Chief Executive Officer of NovaDel Pharma, Inc. (AMEX: NVD).

He qualified as a doctor of medicine at College of Physicians & Surgeons, Columbia University, New York, served his residency in Obstetrics & Gynecology at the University of Miami/Jackson Memorial, Florida before a fellowship in Reproductive Endocrinology at LA County/Univ. of Southern California Medical Center. Dr Shangold spent approximately 10 years in clinical and regulatory affairs roles of increasing responsibility at the R.W. Johnson Pharmaceutical Research Institute, part of Johnson & Johnson (NYSE: JNJ).

Dr Shangold also serves as the Chief Medical Officer to 3Daughters, a clinical stage development company focused on evolutionary healthcare for women. Dr Shangold is also Founder & Chief Executive Officer of InteguRx Therapeutics LLC, a company focused on transdermal delivery as well as President & Managing Member of Convivotech, LLC, a consulting company. Biodexa has engaged Dr Shangold via Convivotech, LLC.

For more information, please contact:

Stephen Stamp, CEO, CFO	Tel: +44 29 20480 180
Gary Shangold, MD	Tel: +1 908 507 5425

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Blader Cancer; tolimidone, under development for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycaemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilized formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at  chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding  systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.